Filed Pursuant to Rule 433
Dated September 1, 2017
Relating to Prospectus Supplement dated August 25, 2017
Registration Statement No. 333-219879

September 1, 2017
Dear Shareholder,
We wanted to take the opportunity to remind shareholders that Enterprise Bancorp, Inc. (the “Company” or “Enterprise”) has a Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”).
The Plan provides you with the opportunity to reinvest dividends for additional shares of Enterprise common stock. Additionally, the direct stock purchase feature permits shareholders and new investors to purchase our common stock directly from us without a broker, subject to the terms of the Plan.
To participate in the Plan, you must hold your shares through our transfer agent, Computershare. You may enroll by accessing your account at
www-us.computershare.com/investor. If you do not have an account login, you will first need to create one on Computershare’s website. Once enrolled, you may elect to participate in the dividend reinvestment feature (full or partial), the optional direct stock purchase feature, or both. Shares purchased under the Plan are issued directly from us and are added to your Computershare account.
On August 25, 2017, we re-registered the Plan shares with the Security and Exchange Commission (“SEC”) through the filing of a Registration Statement (and related prospectus). The Plan prospectus has been updated to include current information about the Company and can be found at www.enterprisebanking.com by selecting the menu options Investors/Corporate, located at the bottom of our homepage, and then Dividend Reinvestment & Direct Stock Purchase Plan, located in the left-hand banner of the Investors/Corporate webpage.
In addition, we want to highlight a few changes in the Plan: (1)

•	The number of shares available to be issued under the Plan is 523,960 shares.

•
The timeframe in which you are able to rescind your order to purchase shares has been extended from two (2) business days before the investment date to three (3) business days before the investment date, which is the first trading day of each month.

•	Tax considerations have been revised to reflect updates in current tax laws.

•	Any fractional shares sold pursuant to the Plan will be rounded up to the nearest whole share for the purpose of calculating the processing fee.
Shares purchased under the Plan are issued directly from us without a broker. Fees to purchase shares through the direct stock purchase component of the Plan are typically less than if acquired through a broker. You will be responsible for paying a service fee and processing fees each time Plan shares are sold on your behalf.

We encourage you to read the Plan prospectus carefully before you make a decision to invest in our common stock. (2)
Should you have any questions about the Plan or require assistance enrolling, please contact Keri Freeman, VP Shareholder Services Manager, at 978-656-5767.
As always, we thank you for the confidence and trust you have placed in Enterprise Bank.
Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

(1)	The changes indicated are qualified in their entirety by the Plan and we urge all shareholders to read the Plan document carefully.

(2)
Participation in the Plan is voluntary, and we give no advice regarding your decision to join, or withdraw from, the Plan. Participation in the Plan may begin or terminate at any time. If you decide to participate, Enrollment Forms are available, and may be completed, online. You can access these services through the Plan administrator’s website, www-us.computershare.com/investor.

The Company has filed a registration statement (including a prospectus) with the SEC for the Plan to which this offering relates. Before you invest, you should read the Plan prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and the Plan. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will send you the Plan prospectus if you request it by contacting Enterprise Bancorp, Inc., Attn: Investor Relations, 222 Merrimack Street, Lowell, MA 01852 or by calling toll-free at 1-877-671-2265, ext. 5767.